EXHIBIT 15.1

Graystone Company Announces Move Into Bitcoin Mining

Fort Lauderdale, FL – April 6, 2021 – Graystone Company, Inc. (OTC: GYST) announced today its intention to move into Bitcoin Mining with the objective of setting up operations in Miami, Florida.

In February 2021, the City of Miami began offering incentives to businesses in the crypto industry including mining operations (link to Mayors interview). Graystone’s CEO has been involved in the cryptocurrency space including Bitcoin mining since 2019.

The company feels it would be remiss if it did not take advantage of its experience and knowledge in this field and pursue this opportunity, especially considering the recent shift in momentum within the cryptocurrency industry. With that in mind, the company will be pursuing BTC mining as a hedge against its Health and Wellness line. This will allow the company the flexibility to move in whatever direction is most favorable over the long term.

This adjustment to the business plan will require a revision to our recent Reg A filing. As such, the company will cease any offerings under the Reg A filing and will begin working on a Post-Effective Amendment that will include the new division.

Further details will be provided in our next press release. The company thanks each of you for your ongoing support and looks forward to sharing more with you soon.

About The Graystone Company, Inc. Graystone Company operates two divisions: (1) BitCoin mining operations and (2) Wellness, Longevity and Anti-Aging product line. The Graystone Company, Inc. (OTC PINK:GYST) is headquartered in Fort Lauderdale, FL., and can be reached at www.thegraystonecompany.com or by phone at (954) 271-2704.

Notice Regarding Forward-Looking Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this news release, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although we believe that any beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate.

For more information:

Graystone Company

Email: info@thegraystonecompany.com

Phone: (954) 271-2704